FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2014, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £13.84 per Ordinary Share, and notional ADSs at a price of $42.91 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 October 2014 to 31 December 2014:

Non Executive Director	Ordinary Shares	No. of ADSs
Sir Christopher Gent	4,515.896
Professor Sir Roy Anderson	519.328
Dr Stephanie Burns		683.943
Stacey Cartwright	383.851
Lynn Elsenhans		1,231.098
Judy Lewent		530.646
Sir Deryck Maughan		1,367.886
Dr Daniel Podolsky		1,238.173
Tom de Swaan	474.169
Jing Ulrich		341.972
Hans Wijers	383.851

The Company and the Non-Executive Directors were informed of these allocations on 5 January 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 05, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc